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WRITER'S DIRECT DIAL (212) 574-1420	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

July 2, 2012
VIA EDGAR
Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Star Bulk Carriers Corp. Amendment No. 1 to Registration Statement on Form F-3 Filed May 31, 2012 File No. 333-180674

Dear Ms. Rizzo:

Please find enclosed a marked version of the registration statement on Form F-3 under File No. 333-180674 (the "Registration Statement") filed by Star Bulk Carriers Corp. comparing Amendment No.2 to the Registration Statement filed today with Amendment No.1 to the Registration Statement filed on May 31, 2012.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1420, Christine Westbrook, Esq. at (212) 574-1371 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By: /s/ Robert E. Lustrin Robert E. Lustrin, Esq.

John Dana Brown
Division of Corporate Finance
Securities and Exchange Commission